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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 3


                                       TO


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             WALL DATA INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                       NETMANAGE ACQUISITION CORPORATION
                                NETMANAGE, INC.
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   932045107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CLIFF MOORE
                                NETMANAGE, INC.
                             10725 N. DEANZA BLVD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 973-7171
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               MICHAEL J. DANAHER
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (as amended, the "Schedule 14D-1") originally filed on October 27, 1999, Amendment No. 1 to the Schedule 14D-1, filed on October 29, 1999, and Amendment No. 2 to the Schedule 14D-1, filed on November 12, 1999, relating to the offer by NetManage Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of NetManage, Inc. (the "Parent"), to purchase all of the outstanding shares of common stock of Wall Data Incorporated (the "Company") at a purchase price of $9.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not defined herein have the meanings assigned thereto in the
Schedule 14D-1.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     The Offer expired at 12:00 midnight, New York City time, on Wednesday, November 24, 1999. A total of 9,104,225 shares were tendered pursuant to the Offer, which represent approximately 89.2% of all of the outstanding common stock of the Company.

ITEM 10.  ADDITIONAL INFORMATION

     A copy of the press release issued by Purchaser and Parent on November 26, 1999, announcing the successful completion of the Offer and Parent's intention to acquire all of the remaining Shares pursuant to the Washington Business Corporation Act is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     99.(a)(1)    Press release issued by Purchaser and Parent on November 26,
                  1999.


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


November 30, 1999


                                  NETMANAGE ACQUISITION CORPORATION

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                  NETMANAGE, INC.

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
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
99.(a)(1)  Press Release issued by Purchaser and Parent on November 26,
           1999.


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